UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: March 19, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 19, 2009, entitled “CNOOC Ltd.’s PY 30-1 Gas Field Commenced Production”.

For Immediate Release

CNOOC Ltd.’s PY 30-1 Gas Field Commenced Production

(Hong Kong, March 18, 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today the successful start-up of its PanYu (PY) 30-1 gas field. Currently it is producing about 30 million cubic feet of natural gas per day.

PY30-1 is located in the Pearl River Mouth basin in Eastern South China Sea, about 240 kilometers southeast of Hong Kong. The average water depth is around 200 meters.

To enhance the efficient development of resources and reduce the operating cost, the Company has implemented a joint development plan for PY30-1 and HuiZhou (HZ) 21-1 oil and gas field. The PY/HZ project was divided into two phases and its first phase, HZ21-1 field has commenced production since the end of 2005. PY 30-1’s start-up successfully concluded the engineering work of the second phase.

The development facilities include one integrated platform and three subsea pipelines. Natural gas from PY30-1 will be piped to an onshore gas processing terminal which is located in Zhuhai and then supplied to the users after further processing.

To satisfy the market’s needs, daily gas production of PY 30-1 will gradually increase to and remain stable at 93 million cubic feet this year. The peak production of PY 30-1 is expected to reach 160 million cubic feet per day.

PY30-1 is an independent gas field of CNOOC Ltd. and the Company holds 100% interests.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com